UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	5

Notes to Financial Statements	6-10

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11-12

Signature	13

Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2012 and 2011 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 28, 2013

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
Assets:	2012	2011
Investments, at fair value
Pooled separate accounts	$381,440,063	$329,552,791
Registered investment company	12,272,376	11,804,593
SCI common stock fund	66,618,637	56,825,576
Interest-bearing cash	1,462,405	3,369,633
Self-directed accounts	724,832	647,275
Total investments	462,518,313	402,199,868

Receivables:
Participant loans	20,541,738	19,242,504
Securities sold	2,366,388	—
Total assets	485,426,439	421,442,372

Liabilities:
Excess contributions payable	753,810	939,776

Total liabilities	753,810	939,776

Net assets available for benefits	$484,672,629	$420,502,596

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2012
Additions to net assets attributed to:
Contributions:
Employer	$23,405,923
Participants	31,531,272
Rollovers from other qualified plans	1,417,785
Total contributions	56,354,980

Investment income:
Dividend and interest income	1,992,728
Net appreciation in the fair value of pooled separate accounts	35,342,252
Net appreciation in the fair value of registered investment company	438,070
Net appreciation in the fair value of SCI common stock	15,256,479
Realized gain on sale of SCI common stock	660,251
Net depreciation in the fair value of self-directed accounts	(33,322)
Total investment income	53,656,458

Participant loan interest	856,532
Total additions to Net Assets	110,867,970

Deductions from net assets attributed to:
Distributions to participants	46,274,303
Administrative expenses	423,634
Total deductions from Net Assets	46,697,937

Net increase	64,170,033

Net assets available for benefits at the beginning of the period	420,502,596

Net assets available for benefits at the end of the period	$484,672,629

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.    Plan Description

General

The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's assets are held by Massachusetts Mutual Life Insurance Company (Mass Mutual) and participant accounts are maintained by MassMutual Retirement Services. Reliant Trust Company (Reliant) serves as the trustee for the SCI Common Stock Fund. State Street bank and Trust Company (State Street) serves as the trustee for the PIMCO Real Return Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual's participant contributions were limited to $17,000 in 2012. An additional catch-up contribution of $5,500 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2012.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2012, forfeited balances applied to reduce employer contributions and plan expenses amounted to $1,277,190 and $113,768, respectively. At December 31, 2012 forfeitures amounting to $955,404 can be used to offset employer contributions and/or administrative expenses.
Vesting
Participants are fully vested in their deferred salary, rollover contributions and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Receivables for Securities Sold
The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end. At December 31, 2012, the Plan reported $2,366,388 as a receivable for securities sold. These transactions were settled within the seven day window subsequent to year end.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2 .
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
2.    Summary of Significant Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for information regarding Fair Value Measurements).
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. State Street Global Markets is asset custodian for the self-directed investment accounts.
Net appreciation (depreciation) in the fair value of the pooled separate accounts and registered investment company consist of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amended Accounting Standards Codification ("ASC 820") to converge the fair value measurement guidance in accounting principles generally accepted in the United States of America (GAAP) and International Financial Reporting Standards ("IFRSs"). The amendment requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy. The additional disclosures include quantitative information about the significant unobservable inputs used in Level 3 fair value measurements, the valuation processes used by the Plan, and the Plan's policy for determining when transfers into or out of Level 3 are deemed to have occurred. The guidance is effective for periods beginning after December 15, 2011. Adopting this ASU during the year ended December 31, 2012 did not have a material impact on the Plan's financial statements.
Risks and Uncertainties

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expenses
Administrative expenses represent record keeping fees paid to Mass Mutual. Legal and audit fees are paid by SCI.

3.    Investments

Investments that comprised 5% or more of the Plan's net assets available for benefits are as follows:

	December 31, 2012	December 31, 2011
MassMutual RetireSMART 2020 Fund (Formerly MassMutual Select Destination Retirement 2020 Fund)	$40,683,532	$30,877,948
MassMutual RetireSMART 2030 Fund (Formerly MassMutual Select Destination Retirement 2030 Fund)	28,964,832	21,739,856
MassMutual Stable Return II Fund (Formerly MassMutual Stable Income Fund)	83,272,411	84,137,634
MassMutual Large Cap Growth Fund	28,824,987	*
SCI Common Stock Fund	66,618,637	56,825,576
MassMutual Select PIMCO Total Return Fund	38,472,831	*
MassMutual Premier Capital Appreciation Fund	*	24,621,142
MassMutual Total Return Fund	*	34,175,359

*    Amount is less than 5% of net assets available for Plan benefits.

4.    Fair Value Measurements
Financial Instruments Recorded at Fair Value

Fair Value Measurements Topic of the FASB Accounting Standards Codification (ASC) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under Fair Value Measurements Topic of the ASC are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Other significant observable inputs (including quoted prices in active and inactive markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2012 and 2011:

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Interest-bearing cash and self-directed accounts are valued at net asset value of shares held at year end. The underlying investments held in interest-bearing cash, registered investment companies, pooled separate accounts and SCI common stock fund are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value of investments are categorized as follows at December 31, 2012 and 2011:

	2012
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Retirement Date Funds (a)	$—	$117,228,266	$—	$117,228,266
U.S. Equities and Bonds	—	239,093,970	—	239,093,970
International Equities and Bonds	—	25,117,827	—	25,117,827
SCI Common Stock Fund	—	66,618,637	—	66,618,637
Interest-Bearing Cash	1,462,405	—	—	1,462,405
Self Directed Accounts	—	724,832	—	724,832
Registered Investment Company
PIMCO Real Return Fund	—	12,272,376	—	12,272,376
Total Investments at Fair Value	$1,462,405	$461,055,908	$—	$462,518,313

	2011
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Retirement Date Funds (a)	$—	$89,436,928	$—	$89,436,928
U.S. Equities and Bonds	—	222,486,688	—	222,486,688
International Equities and Bonds	—	17,629,175	—	17,629,175
SCI Common Stock Fund	—	56,825,576	—	56,825,576
Interest-Bearing Cash	3,369,633	—	—	3,369,633
Self Directed Accounts	—	647,275	—	647,275
Registered Investment Company
PIMCO Real Return Fund	—	11,804,593	—	11,804,593
Total Investments at Fair Value	$3,369,633	$398,830,235	$—	$402,199,868

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers in and/or out of the fair value categories during 2012 and 2011.

5.    Excess Contributions

Benefit distributions of $46,274,303 for the plan year ended December 31, 2012 include the accrual of $753,810 owed to certain active participants to return to them excess deferral and matching contributions as required to satisfy the relevant nondiscrimination

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

provisions of the Plan. That amount is also included in the plan's statements of net assets available for benefits as excess contribution payable at December 31, 2012. The excess contributions were refunded to certain participants in March 2013.

6.    Income Taxes

A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

7.    Party-in-Interest

The Plan invests in various funds offered by Mass Mutual. These investments are considered party-in-interest transactions because Mass Mutual serves as Asset Custodian for the Plan. The Plan Administrator has approved of these investment options.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor or
	similar party	Description of investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market	**	$37,925
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART 2050 Fund	**	7,718,443
*	Massachusetts Mutual Life Insurance Co	MassMutual International Fund	**	3,573,922
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Large Cap Value Fund	**	22,550,501
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART in Retirement Fund	**	7,141,034
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART 2010 Fund	**	17,154,117
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART 2020 Fund	**	40,683,532
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART 2030 Fund	**	28,964,832
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Return II Fund	**	83,272,411
*	Massachusetts Mutual Life Insurance Co	MassMutual RetireSMART 2040 Fund	**	15,566,308
*	Massachusetts Mutual Life Insurance Co	MassMutual Large Cap Growth Fund	**	28,824,987
*	Massachusetts Mutual Life Insurance Co	MassMutual Select PIMCO Total Return Fund	**	38,472,831
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Overseas Fund	**	21,543,905
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Fundamental Value Fund	**	2,902,185
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Company Value Fund	**	15,303,014
*	Massachusetts Mutual Life Insurance Co	MassMutual Mid Cap Value Fund	**	2,644,567
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Cap Growth Equity Fund	**	21,869,611
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Mid Cap Growth II Fund	**	6,994,044
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Indexed Equity Fund	**	16,221,894
*	State Street Global Markets	Self-Directed Accounts	**	724,832
*	Pacific Investment Management Co	Pimco Real Return Fund	**	12,272,376
*	Service Corporation International	SCI Common Stock	**	66,618,637
*	State Street Bank & Trust Co	Interest-Bearing Cash	**	1,462,405
	Participant Loans	Loans with interest rates of 4.25% to 10.25%	-0-	20,541,738
				$483,060,051
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

By:    SCI Funeral and Cemetery Purchasing Cooperative, Inc.

Date:    June 28, 2013            By:    /s/ Curtis Briggs

Vice President of SCI Funeral & Cemetery Purchasing Cooperative, Inc.